Filed pursuant to General Instruction II.L of Form F-10
File No. 333-192197

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

PRELIMINARY PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated November 15, 2013

New Issue	September 10, 2014

TELUS Corporation

$—     —% Notes, Series CQ due January 17, 2025

$—     —% Notes, Series CR due January 17, 2045

(unsecured)

The —% Notes, Series CQ due January 17, 2025 (the “Series CQ Notes”) and —% Notes, Series CR due January 17, 2045 (the “Series CR Notes”) of TELUS Corporation (“TELUS” or the “Company”) are offered under this prospectus supplement (the “Offering”). Any reference to the “Notes” contained in this prospectus supplement refers to both the Series CQ Notes and the Series CR Notes unless the context indicates otherwise.

The Series CQ Notes will bear interest from their issuance date at the rate of —% per annum payable in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year (each, a “Series CQ Interest Payment Date”). The first interest payment on the Series CQ Notes in the amount of $— will be due on January 17, 2015. See “Details of the Offering”. The effective yield on the Series CQ Notes if held to maturity will be —%.

The Series CR Notes will bear interest from their issuance date at the rate of —% per annum payable in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year (each, a “Series CR Interest Payment Date”, and together with the Series CQ Interest Payment Date, the “Interest Payment Dates” and each, an “Interest Payment Date”). The first interest payment on the Series CR Notes in the amount of $— will be due on January 17, 2015. See “Details of the Offering”. The effective yield on the Series CR Notes if held to maturity will be —%.

TELUS maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia, V6B 3K9.

This Offering is being made in all of the provinces of Canada and in the United States. See “Plan of Distribution”.

The Notes offered hereby will generally be qualified investments under the Income Tax Act (Canada). See “Eligibility for Investment”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement, and the short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus they may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the Notes of either series described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the agents or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus supplement or the short form base shelf prospectus to which this prospectus supplement relates. Any representation to the contrary is a criminal offense.

The Series CQ Notes may be redeemed, at the option of the Company, in whole at any time or in part from time to time prior to October 17, 2024, at the redemption price described herein. The Series CQ Notes may be redeemed, at the option of the Company, at any time on or after October 17, 2024, in whole or from time to time, in part, at 100% of their principal amount. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CR Notes may be redeemed, at the option of the Company, in whole at any time or in part from time to time prior to July 17, 2044, at the redemption price described herein. The Series CR Notes may be redeemed, at the option of the Company, at any time on or after July 17, 2044, in whole or from time to time, in part, at 100% of their principal amount. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

In the event of certain changes affecting Canadian withholding taxes in respect of either or both series of Notes, the affected series of Notes will be redeemable at the option of the Company, in whole, but not in part, at 100% of their respective outstanding principal amount plus accrued and unpaid interest, if any, and applicable Additional Amounts (as defined herein), if any, to the date fixed for redemption.

The Company will be required to make an offer to repurchase a particular series of Notes at a price equal to 101% of its outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Details of the Offering — Repurchase upon Change of Control Triggering Event”.

The Notes of each series will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

An investment in the Notes bears certain risks. See “Risk Factors” on page S-11 of this prospectus supplement.

	Price to Public	Agents’ Fees(1)	Net Proceeds to the Company(1)(2)(3)
Series CQ Notes, per $1,000 principal amount	$—	$4.00	$—
Series CR Notes, per $1,000 principal amount	$—	$5.00	$—
Total	$—	$—	$—

Notes:

(1)	TELUS has agreed to indemnify the Agents (as defined herein) against certain liabilities. See “Plan of Distribution”.
(2)	Consisting of the purchase price of —% (or $—) less the Agents’ fees in respect of the Series CQ Notes, and —% (or $—) less the Agents’ fees in respect of the Series CR Notes.
(3)	Before deducting expenses of the issue estimated at $1,556,000 which, together with the Agents’ fees, will be paid from the general funds of the Company.

There is no market through which the Notes of either series may be sold and purchasers may not be able to resell the Notes of either series purchased under this prospectus supplement and the short form base shelf prospectus to which it relates. This may affect the pricing of the Notes of each series in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes of each series, and the extent of issuer regulation. See “Risk Factors” on page S-11 of this prospectus supplement.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., Desjardins Securities Inc., Canaccord Genuity Corp., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd. and Laurentian Bank Securities Inc. (collectively, the “Agents”), as agents, conditionally offer the Notes of each series subject to prior sale, on a best efforts basis if, as and when issued and sold by TELUS in accordance with the conditions of the agency agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP, Toronto, Ontario, the Company’s Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Company’s U.S. counsel, and on behalf of the Agents by Osler, Hoskin & Harcourt LLP of Toronto, Ontario and New York, New York, the Agents’ Canadian and U.S. counsel. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Notes of each series will be available for delivery in book-entry form only on closing of this Offering, which is expected to occur on or about September 15, 2014 or such other date as may be agreed upon by TELUS and the Agents.

In connection with this Offering, the Agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Notes of each series offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Each of the Agents, other than Canaccord Genuity Corp., is an affiliate of a financial institution which is a lender to the Company under a $2.25 billion unsecured credit facility with a syndicate of 15 financial institutions (the “2014 Credit Facility”). Consequently, the Company may be considered to be a connected issuer of each Agent other than Canaccord Genuity Corp. for purposes of securities legislation of the provinces of Canada. See “Plan of Distribution”.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollar” in this prospectus supplement refer to the Canadian dollar and all references to “U.S.$” or “U.S. dollar” in this prospectus supplement refer to the United States dollar. For information purposes, the noon exchange rate as reported by the Bank of Canada on September 9, 2014 was U.S.$1.00 = $1.1012.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated November 15, 2013 (the “short form base shelf prospectus”) solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:

(a)	the annual information form of the Company dated March 14, 2014 for the year ended December 31, 2013;

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2013 and December 31, 2012, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)	Management’s Discussion and Analysis of financial results for the year ended December 31, 2013;

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month and six-month periods ended June 30, 2014 and June 30, 2013 together with the notes thereto;

(e)	Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2014;

(f)	the information circular dated March 31, 2014 prepared in connection with the Company’s annual general meeting held on May 8, 2014; and

(g)	the information circular dated March 13, 2013 prepared in connection with the Company’s annual and special meeting held on May 9, 2013.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Executive Vice-President, Corporate Affairs, Chief Legal Officer and Corporate Secretary of TELUS at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 (telephone 604.697.8029). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the short form base shelf prospectus to which it relates, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected future events and financial and operating performance of TELUS. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, guidance and updates, the Company’s multi-year dividend growth program, the Company’s multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the stated targets, expectations, estimates or intentions. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements. The Company’s general outlook and assumptions for 2014 are described in each of the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2013 and Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2014. Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in the documents incorporated by reference include, but are not limited to:

•

Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (“AWS”) entrants, cable-TV providers, other communications companies and emerging over-the-top (“OTT”) services; the potential entry of new competitors; active price and brand competition; the Company’s ability to continue to retain customers through an enhanced customer service experience; network access line (“NAL”) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (“ARPU”) from promotional activity from competitors, market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•

Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (“CRTC”) that it should implement remedies to provide more favourable roaming access terms to new entrant service providers and enhanced access to towers and potential “vertical separation” measures as between the wholesale and retail operations of large wireless service providers; future spectrum auctions (including limitations on wireless providers, spectrum set-aside favoring smaller carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of the Common Shares; interpretation and application of tower sharing and roaming rules; the non-harmonization between provincial consumer protection legislation and the new CRTC mandatory national wireless code (the “Code”), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts implemented further to the Code.

•

Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services and overall slower market growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet Protocol (IP) services that may displace TV and entertainment services.

•

Technology including: subscriber demand for data that challenges wireless network and spectrum capacity levels; the Company’s reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); the Company’s reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (“LTE”) wireless technology; the Company’s ability to address its near-term spectrum deficiency in certain geographical areas with recently acquired spectrum (including the spectrum in the 700 MHz band) and redeployment of existing spectrum holdings; the Company’s ability to obtain additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (“IDCs”) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs, timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•

Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation, pension investment returns, funding and discount rates; and Canada:U.S. dollar exchange rates.

•

Capital expenditure levels, including: potential outlays for spectrum licences in spectrum auctions or from third parties, due to the Company’s wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755–1780 MHz, 2155–2180 MHz), as well as for 2.5 GHz (2500–2690 MHz) bands currently expected in March 2015 and April 2015, respectively.

•	Financing and debt requirements including the ability to carry out refinancing activities.

•

Ability to sustain dividend growth program of circa 10% per annum through 2016 and the ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to the Company’s Board of Directors’ assessment and determination based on the Company’s financial position and outlook. Share purchase programs may be affected by the change in the Company’s intention to purchase shares, and the assessment and determination of the Company’s Board of Directors from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry.

•

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: the Company’s earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (“EBITDA”) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•

Process risks including: the Company’s reliance on legacy systems and ability to implement and support new products and services and business operations; the Company’s ability to implement effective change management for system replacements and upgrades; process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; the Company’s ability to successfully manage operations in foreign jurisdictions; information security breaches, including data loss or theft; and real estate joint venture development risks.

•

Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may be different from the Company’s; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•

Business continuity events including: the Company’s ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the effectiveness of business continuity and disaster recovery plans and responses.

•	Litigation and legal matters including: the Company’s ability to successfully defend class actions pending against TELUS.

•	Acquisitions or divestitures including: the Company’s ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•

Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in the Company’s reports and public disclosure documents, including the Company’s annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at www.sedar.com) and in its filings with the SEC in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see the section entitled “Risks and risk management” in each of the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2013 and Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2014.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. References to “$” or “dollar” are to Canadian dollars and references to “U.S.$” or “U.S. dollar” are to United States dollars.

Recent Developments

Redemption of Series CE Notes

On August 7, 2014, TELUS exercised its right to redeem its 5.95% Series CE notes due April 15, 2015 in the principal amount of $500 million. The redemption was completed on September 8, 2014, and was funded through indebtedness drawn on the 2014 Credit Facility, the issuance of commercial paper and from general funds of the Company. A portion of the net proceeds of this Offering will be used to repay the indebtedness incurred in connection with the redemption. See “Use of Proceeds”.

Regulatory Developments

On July 23, 2014, the CRTC issued a report concerning practices within the telecommunications industry with respect to paper bill charges. Subsequently on August 28, 2014, the CRTC announced that it will examine regulations about the ability of telecommunications service providers to charge for paper bills and the following day, the Minister of Industry indicated that he will introduce legislation to restrict charges for paper bills. As of the date of this prospectus supplement, no new regulations or legislation have been adopted concerning this matter.

The Offering

Issue	$— aggregate principal amount of Series CQ Notes.

$— aggregate principal amount of Series CR Notes.

Interest	Interest accrues on the Series CQ Notes at a rate of —% per annum and is payable in arrears in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year. The first interest payment on the Series CQ Notes in the amount of $— will be due on January 17, 2015.

Interest accrues on the Series CR Notes at a rate of —% per annum and is payable in arrears in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year. The first interest payment on the Series CR Notes in the amount of $— will be due on January 17, 2015.

Maturity	The Series CQ Notes will mature on January 17, 2025.

The Series CR Notes will mature on January 17, 2045.

Ranking	The Notes of each series will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

Optional Redemption	The Series CQ Notes may be redeemed at the option of the Company, in whole at any time, or in part from time to time, prior to October 17, 2024 on not fewer than 30 nor more than 60 days’ prior notice, at a redemption price equal to the greater of (a) the Discounted Value (as defined in “Details of the Offering — Optional Redemption”) of the Series CQ Notes, or (b) 100% of the principal amount thereof. The Series CQ Notes may be redeemed, at the option of the Company, at any time on or after October 17, 2024, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice, at 100% of their principal amount. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CR Notes may be redeemed at the option of the Company, in whole at any time, or in part from time to time, prior to July 17, 2044 on not fewer than 30 nor more than 60 days’ prior notice, at a redemption price equal to the greater of (a) the Discounted Value (as defined in “Details of the Offering — Optional Redemption”) of the Series CR Notes, or (b) 100% of the principal amount thereof. The Series CR Notes may be redeemed, at the option of the Company, at any time on or after July 17, 2044, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice, at 100% of their principal amount. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

In the event of certain changes to the tax laws of Canada or any province thereof in respect of either series of Notes or both, TELUS may, under certain circumstances, redeem the Notes of each series affected, in whole, but not in part, at 100% of their respective outstanding principal amount, together with accrued and unpaid interest, if any, and Additional Amounts (as defined herein), if any, to the date fixed for redemption. See “Details of the Offering — Tax Redemption”.

Change of Control	The Company will be required to make an offer to repurchase a particular series of Notes at a price equal to 101% of its outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Details of the Offering — Repurchase upon Change of Control Triggering Event”.

Certain Covenants	The Indenture (as defined herein) pursuant to which the Notes of each series will be issued will contain certain covenants that, among other things, limit the ability of the Company and certain material subsidiaries to grant security in respect of Indebtedness (as defined herein) and to enter into Sale and Lease-Back Transactions (as defined herein) and limit the ability of such subsidiaries to incur new Indebtedness. See “Details of the Offering — Negative Pledge”, “—Limitation on Restricted Subsidiary Indebtedness”, and “—Limitation on Sale and Lease-Back Transactions”.

Use of Proceeds	The total net proceeds to be received by the Company from this Offering are estimated to be approximately $— after payment of commissions to the Agents but before deduction of the expenses of this Offering. The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes.

Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities. See “Use of Proceeds”.

Conflicts of Interest	As described above, the net proceeds of this Offering will be used to repay indebtedness of the Company under the 2014 Credit Facility and the Company’s outstanding commercial paper. Certain affiliates of the Agents are lenders under the 2014 Credit Facility and may also be holders of such commercial paper. As a result, one or more affiliates of the Agents may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Form and Denomination	The Notes of each series will be issued in the form of one or more fully registered global securities to be held by, or on behalf of, CDS Clearing and Depository Services Inc. The Notes of each series will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof.

Governing Law	Ontario, Canada.

RISK FACTORS

Prospective investors in the Notes of either series should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement and the sections entitled “Risks and risk management” in each of the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2013 and Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2014, each of which is being incorporated by reference herein.

RECENT DEVELOPMENTS

Redemption of Series CE Notes

On August 7, 2014, TELUS exercised its right to redeem its 5.95% Series CE notes due April 15, 2015 in the principal amount of $500 million. The redemption was completed on September 8, 2014, and was funded through indebtedness drawn on the 2014 Credit Facility, the issuance of commercial paper and from general funds of the Company. A portion of the net proceeds of this Offering will be used to repay the indebtedness incurred in connection with the redemption. See “Use of Proceeds”.

Regulatory Developments

On July 23, 2014, the CRTC issued a report concerning practices within the telecommunications industry with respect to paper bill charges. Subsequently on August 28, 2014, the CRTC announced that it will examine regulations about the ability of telecommunications service providers to charge for paper bills and the following day, the Minister of Industry indicated that he will introduce legislation to restrict charges for paper bills. As of the date of this prospectus supplement, no new regulations or legislation have been adopted concerning this matter.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and temporary investments, net, and the capitalization of TELUS as at June 30, 2014, on an actual basis and on an as adjusted basis to give effect to (i) this Offering, and (ii) the use of proceeds of this Offering to (a) repay the indebtedness incurred in connection with the redemption of all of the Company’s outstanding Series CE Notes, and (b) repay other outstanding commercial paper. This table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2013, and December 31, 2012, together with the report of the independent registered public accounting firm thereon and the notes thereto and the unaudited condensed interim consolidated financial statements of the Company for the three-month and six-month periods ended June 30, 2014, together with the notes thereto. All U.S. dollar amounts have been translated into Canadian dollars based on the monthly closing rate of exchange as reported by the Bank of Canada on June 30, 2014 (U.S.$1.00 = $1.0670).

	As at June 30, 2014
	Actual	As adjusted
	(millions)
Cash and temporary investments, net	$57	$—	(1)(2)(3)

Amounts arising from arm’s-length securitization trust	100	100
Amounts arising from bank overdraft	5	5

Total short-term debt	105	105

Long-term debt
Series CQ Notes offered hereby	—	—
Series CR Notes offered hereby	—	—
TELUS Corporation Notes
Series CD: 4.95% due March 2017	696	696
Series CE: 5.95% due April 2015	500	—	(1)
Series CG: 5.05% due December 2019	993	993
Series CH: 5.05% due July 2020	995	995
Series CI: 3.65% due May 2016	598	598
Series CJ: 3.35% due March 2023	497	497
Series CK: 3.35% due April 2024	1,088	1,088
Series CL: 4.40% due April 2043	595	595
Series CM: 3.60% due January 2021	397	397
Series CN: 5.15% due November 2043	395	395
Series CO: 3.20% due April 2021	496	496
Series CP: 4.85% due April 2044	496	496
TELUS Corporation Commercial Paper	697	—	(1)(2)(3)
TELUS Corporation Credit Facility	—	—	(1)(3)
TELUS Communications Inc. Debentures
Series 2: 11.90% due November 2015	125	125
Series 3: 10.65% due June 2021	174	174
Series 5: 9.65% due April 2022	245	245
Series B: 8.80% due September 2025	198	198

Total long-term debt	9,185	—

Total debt	9,290	—

Owners’ equity:
Common Shares	5,224	5,224
Contributed surplus	142	142
Retained earnings	2,766	2,757	(1)(4)
Accumulated other comprehensive income	28	28

Total owners’ equity	8,160	8,151

Total capitalization	$17,393	$—

Notes:

(1)	Reflecting the redemption of the Series CE Notes on September 8, 2014 in the approximate aggregate amount of $513 million ($500 million in principal and approximately $13 million in prepayment premium), which was funded through indebtedness drawn on the 2014 Credit Facility (in the approximate amount of $120 million), the issuance of commercial paper and from general funds of the Company.
(2)	As at the date of this prospectus supplement, the amount of commercial paper outstanding, which includes amounts incurred to fund the redemption of the Series CE Notes, was approximately $— million.
(3)	Reflects $— million arising from the issue of the Series CQ Notes and Series CR Notes offered hereby (being the price to the public in respect of the Series CQ Notes and Series CR Notes), and assumes the use of proceeds from this Offering (being the repayment of $120 million drawn on the 2014 Credit Facility and the repayment of approximately $— million of commercial paper). The amount reflected does not deduct issue costs related to this Offering.
(4)	The June 30, 2014, adjusted amount reflects the prepayment premium, net of tax effects, of the redemption of all the Series CE Notes.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “T” and the New York Stock Exchange (the “NYSE”) under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this prospectus.

Common Shares

	Price Range		Volume
	High	Low
	($)	($)
2013
September	35.56	33.15	40,755,570
October	36.84	33.73	24,457,926
November	37.56	36.15	24,225,296
December	37.42	35.71	19,133,336
2014
January	38.93	36.28	21,311,045
February	39.28	37.05	23,777,198
March	40.35	38.39	18,610,941
April	39.50	37.15	44,308,402
May	41.74	38.63	36,284,362
June	42.29	39.44	36,980,136
July	39.93	37.38	58,395,581
August	39.65	37.96	29,687,145
September (through September 9)	40.10	39.35	10,570,585

USE OF PROCEEDS

The total net proceeds to be received by the Company from this Offering are estimated to be approximately $— after payment of commissions to the Agents but before deduction of the expenses of this Offering. The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

EARNINGS COVERAGE RATIO

The following consolidated earnings coverage ratio, which gives effect to this Offering as though it had occurred at the beginning of each such period, has been calculated for the 12-month periods ended December 31, 2013 and June 30, 2014. The earnings coverage ratio refers to the ratio of (i) consolidated net income attributable to equity shares before borrowing costs and income taxes, and (ii) borrowing costs.

For the 12-month periods ended December 31, 2013 and June 30, 2014, the Company’s consolidated net income attributable to equity shares before borrowing costs and income taxes was $2,163 million and $2,285 million, respectively. Borrowing costs for each of these 12-month periods was $— million and $— million, respectively.

Twelve-month periods ended	December 31, 2013		June 30, 2014
Earnings coverage ratios	—	times	—	times

The earnings coverage ratio at each of December 31, 2013 and June 30, 2014 also gives pro forma effect to the issuance, repayment and redemption, as applicable, of all long-term debt of the Company, including the incurrence and repayment of indebtedness under the 2014 Credit Facility and commercial paper used to fund the redemption of the Series CE Notes, from the date of each respective statement date, in each case as if each had occurred at the beginning of each such twelve month period. The earnings coverage ratios set out above do not purport to be indicative of earnings coverage ratios for any future periods.

RISK FACTORS

An investment in the Notes of either series offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled “Risks and risk management” in each of the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2013 and Management’s Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2014, which sections are incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Notes of either series.

Structural Subordination of Notes

The Notes of each series will be obligations exclusively of the Company. The Company’s existing operations are currently conducted through its subsidiaries. The Company’s ability to meet its debt service obligations, including payment of principal and interest on the Notes of each series, is dependent upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of loans, dividends, fees or otherwise. The Company’s subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes of either series or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Because the Company’s subsidiaries will not guarantee the payment of principal of or interest on the Notes of either series, any right of the Company to receive assets of the subsidiaries upon their bankruptcy, receivership, liquidation or reorganization (and the consequent right of the holders of the Notes of each series (collectively, the “Noteholders”) to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).

Bankruptcy and Related Laws

The Company is incorporated under the laws of the Province of British Columbia and its principal operating assets are located in Canada.

The rights of the Trustee (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Notes of either series would be made following commencement of or during such a proceeding, whether or when the Trustee could exercise its rights under the Indenture or whether and to what extent Noteholders would be compensated for any delay, in payments of principal and interest.

No Public Market

There is no established trading market for the Notes of either series. The Company does not intend to have the Notes of either series listed for trading on any securities exchange or quoted on any automated dealer quotation system. The Agents have advised the Company that they presently intend to make a market in the Notes of each series, but the Agents are not obligated to do so and any such market-making activities may be discontinued at any time without notice at the sole discretion of the Agents. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes of each series. The liquidity of any market for the Notes of either series will depend upon the number of holders of such series of Notes, the interest of securities dealers in making a market in the Notes of either series and other factors. The absence of an active market for the Notes of either series could adversely affect their market price and liquidity.

Credit Ratings

There can be no assurance that the credit ratings assigned to the Notes of either series will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. Real or anticipated changes in credit ratings on the Notes of either series may affect the market value of the applicable Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which TELUS can access the capital markets.

Repurchase upon Change of Control Triggering Event

In the event that the Company is required to offer to repurchase the Notes of either series upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes of either series in cash at such time. In addition, the Company’s ability to repurchase the Notes of either series for cash may be limited by applicable law.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Notes of either series. The market price or value of the Notes of either series will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

DETAILS OF THE OFFERING

The following description of the Notes of each series is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Indenture (as defined below). The following summary uses words and terms which have been defined in the Indenture. For full particulars, reference is made to the short form base shelf prospectus and to the Indenture.

General

Each series of Notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) which, for purposes of that series, will supplement the terms and conditions in the trust indenture dated May 22, 2001 (the “Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Trustee”). Each Supplemental Indenture will be entered into between the Company and the Trustee, will be dated the issuance date of the applicable series of Notes, and will provide for, among other things, the creation and issuance of the applicable series of Notes. The Trust Indenture is described in the short form base shelf prospectus. References herein to the “Indenture” refer to the Trust Indenture as supplemented by the applicable Supplemental Indenture. The Company may, from time to time, without the consent of the holders of a particular series of Notes, create and issue additional Notes of that same series under the applicable Supplemental Indenture, having the same terms and conditions as the Notes of that series in all respects, except for such variations to such terms and conditions as may be required, in the reasonable opinion of the Company, to reflect the different issue dates of such additional Notes of such series and the then existing Notes of such series and any intention that all such additional Notes of a series and the then existing Notes of such series be fungible for trading purposes. Additional Notes of a series issued in this manner will be consolidated with and form a single series with the then existing Notes of that series and, if the Company acting reasonably determines that it is advisable or advantageous to do so, the Company may accept such additional Notes of a series and the then existing Notes of the same series in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and the then existing Notes, in each case, of the same series.

Principal, Maturity and Interest

The Series CQ Notes will be initially limited to $— aggregate principal amount (provided that the Company may in the future issue additional Series CQ Notes up to any additional amount determined by the Company without the consent of existing holders of the Series CQ Notes), and will mature on January 17, 2025. The Series CQ Notes will bear interest at the rate of —% per annum from their issuance date, payable in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year to holders of record on January 2 and July 2, respectively. The first interest payment on the Series CQ Notes will be due on January 17, 2015 and will represent accrued interest from, and including, September 15, 2014 to, but excluding, January 17, 2015 and will be in the amount of $—.

The Series CR Notes will be initially limited to $— aggregate principal amount (provided that the Company may in the future issue additional Series CR Notes up to any additional amount determined by the Company without the consent of existing holders of the Series CR Notes), and will mature on January 17 2045. The Series CR Notes will bear interest at the rate of —% per annum from their issuance date, payable in equal semi-annual instalments (except for the first interest payment) on January 17 and July 17 of each year to holders of record on January 2 and July 2, respectively. The first interest payment on the Series CR Notes will be due on January 17, 2015 and will represent accrued interest from, and including, September 15, 2014 to, but excluding, January 17, 2015 and will be in the amount of $—.

Principal and interest on the Notes will be payable in lawful money of Canada. The issuance date for each series of Notes will be on or about September 15, 2014.

On maturity, the Company will repay the indebtedness represented by the Notes of a particular series by paying the Trustee in Canadian dollars an amount equal to the principal amount of the outstanding Notes of such series plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 365-day year. The yearly rate of interest that is equivalent to the rate payable under the Notes of a particular series is the rate payable multiplied by the actual number of days in the year and divided by 365 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).

The Notes of each series will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof.

Optional Redemption

The Series CQ Notes may be redeemed at any time prior to October 17, 2024 at the option of the Company, in whole at any time or in part from time to time, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Series CQ Notes, or (b) 100% of the outstanding principal amount of Series CQ Notes to be redeemed. The Series CQ Notes may be redeemed at any time on or after October 17, 2024 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the outstanding principal amount of the Series CQ Notes. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The Series CR Notes may be redeemed at any time prior to July 17, 2044 at the option of the Company, in whole at any time or in part from time to time, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Series CR Notes, or (b) 100% of the outstanding principal amount of Series CR Notes to be redeemed. The Series CR Notes may be redeemed at any time on or after July 17, 2044 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the outstanding principal amount of the Series CR Notes. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

In the case of a redemption for less than all of the Notes of the particular series, the Notes of such series to be redeemed will be selected by the Trustee in such manner as the Trustee deems appropriate.

“Discounted Value” shall mean an amount equal to the sum of the present values of all remaining scheduled payments of principal and interest (not including any portion of the payment of interest accrued as of the redemption date) from the redemption date of the Notes of a particular series to the respective due dates for such payments until maturity of that series of Notes computed on a semi-annual basis by discounting such payments (assuming a 365-day year) to the redemption date of that particular series of Notes at the Government of Canada Yield plus — basis points (in the case of the Series CQ Notes) and — basis points (in the case of the Series CR Notes).

“Government of Canada Yield” shall mean, with respect to any redemption date, the mid market yield to maturity on the third business day (the “Determination Date”) preceding the redemption date of the particular series of Notes, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the particular series of Notes from such redemption date as quoted by a dealer selected from time to time by the Company and approved by the Trustee at noon (Toronto time) on such Determination Date.

Tax Redemption

The Notes of each series may be redeemed, in whole, but not in part, at the option of TELUS at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event TELUS delivers to the Trustee an opinion of independent Canadian tax counsel experienced in such matters to the effect that TELUS has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of outstanding Notes any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the applicable series of Notes; provided that TELUS determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to TELUS (not including substitution of the obligor under the applicable series of Notes).

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined herein) occurs with respect to a series of Notes, unless the Company has exercised its optional right to redeem all of the Notes of that series as described under “—Optional Redemption” or “—Tax Redemption” above, the Company will be required to make an offer to repurchase all or, at the option of the holder of that series of Notes, any part (equal to $1,000 or an integral multiple thereof) of each holder’s Notes of that series pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the applicable Supplemental Indenture. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate outstanding principal amount of Notes of the series to be repurchased together with accrued and unpaid interest on such series of Notes to the date of repurchase.

Within 30 days following any Change of Control Triggering Event, the Company will be required to give written notice to holders of the applicable series of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes of the applicable series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Company must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes of the particular series as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined herein) provisions, the Company will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase such series of Notes by virtue of such conflict.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes of such series properly tendered and not withdrawn under its offer.

“Change of Control” shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its Subsidiaries (as defined in the short form base shelf prospectus), taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Company and its Subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Company and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Company, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Company).

“Change of Control Triggering Event” shall mean the occurrence of both a Change of Control and a Rating Event.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”), or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Event” shall mean the rating of the particular series of Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of Notes of such series is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes of such series as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control, and (b) public notice of the occurrence of a Change of Control or of the Company’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” shall mean each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes of the particular series or failed to make a rating of Notes of the particular series publicly available for reasons outside of the Company’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the applicable series of Notes or fails to make a rating of the applicable series of Notes publicly available for reasons outside of the Company’s control, the Company may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

Purchase of Notes

The Company may, at any time and from time to time, purchase Notes of either series in the market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract, at any price, subject to applicable law.

Defeasance

The provisions described under “Description of Debt Securities — Defeasance” in the short form base shelf prospectus are applicable to the Notes of each series, including the condition that the Company will deliver to the Trustee an opinion of counsel to the effect that the applicable holders of such series of Notes will not recognize income, gain or loss for Canadian or United States federal income tax purposes as a result of such defeasance and will be subject to Canadian and United States federal income tax on the same basis as if such defeasance had not occurred.

Events of Default

Events of Default are described in the short form base shelf prospectus under “Description of Debt Securities — Events of Default” and reference is made to that section for a list of the events which constitute an Event of Default with respect to the Notes of each series.

Negative Pledge

The Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined herein) to, create or assume any Lien (as defined in the short form base shelf prospectus) upon any present or future Principal Property (as defined in the short form base shelf prospectus) or any Property (as defined in the short form base shelf prospectus) which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined in the short form base shelf prospectus) of the Company or a Restricted Subsidiary unless the Notes of each series (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking equally with the Notes of each series then existing or thereafter created), shall be concurrently secured equally and rateably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

The restrictions set forth above shall not apply to certain permitted Liens (each, a “Permitted Lien”), including:

(i)	Liens existing on the issuance date for the Notes (namely, on or about September 15, 2014);

(ii)	Liens on any Property of any Person (as defined in the short form base shelf prospectus) existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)	Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)	Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)	Liens on Property of the Company or a Restricted Subsidiary securing Indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)	Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Indebtedness secured by any Permitted Lien, including those referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased; and

(vii)

any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt (as defined in the short form base shelf prospectus) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined herein) to which the Company or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all other Indebtedness of Restricted Subsidiaries incurred in compliance with “Limitation on Restricted Subsidiary Indebtedness” below (other than any Indebtedness of Restricted Subsidiaries excluded from the calculations of such limitation on Restricted Subsidiary Indebtedness pursuant to the provisos contained therein), does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined in the short form base shelf prospectus).

“Restricted Subsidiary” means (a) TELUS Communications Inc., (b) TELUS Communications Company, and (c) at any time any other Subsidiary (as defined in the short form base shelf prospectus) of the Company if, at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Company and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied.

Limitation on Restricted Subsidiary Indebtedness

The Indenture contains provisions to the effect that TELUS shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Indebtedness of all Restricted Subsidiaries, plus (y) the then outstanding principal amount of Indebtedness of TELUS secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of TELUS, would not exceed 15% of Consolidated Net Tangible Assets. This restriction does not affect the Permitted Indebtedness (as defined in the applicable Supplemental Indenture) of Restricted Subsidiaries, which is (1) Indebtedness secured by any Lien constituting a Permitted Lien under any of clauses (a) to (cc) inclusive of the definition of Permitted Liens, (2) Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of any Person existing on the date of the Supplemental Indenture or at the time such Person becomes a Restricted Subsidiary, (3) Indebtedness owing to TELUS or to another Restricted Subsidiary, (4) commercial paper issued by the Restricted Subsidiaries not to exceed in the aggregate $1 billion, and (5) any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses (1), (2), (3) or (4) (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).

Limitation on Sale and Lease-Back Transactions

Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction, except for:

(i)	any Sale and Lease-Back Transaction constituting a specified Permitted Lien under the Indenture; or

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under clauses (i) above or (iii) below and in respect of which the Company or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the particular series of Notes pursuant to the negative pledge described above (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)

any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include the Debt Securities (as defined in the short form base shelf prospectus) of any series) ranking on a parity with, or prior to, the particular series of Notes and owing to a Person other than the Company or any Affiliate (as defined in the short form base shelf prospectus) of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or the Restricted Subsidiaries in the ordinary course of business.

Other Covenants

In addition to the covenants of the Company described above under “—Limitation on Restricted Subsidiary Indebtedness”, under “—Negative Pledge”, which supersedes the provisions described under “Description of Debt Securities — Negative Pledge” in the accompanying short form base shelf prospectus, and under “—Limitation on Sale and Lease-Back Transactions”, which supersedes the provisions described under “Description of Debt Securities — Limitation on Sale and Lease-Back Transactions” in the accompanying short form base shelf prospectus, there are certain additional covenants which are applicable to the Notes of each series that are described in the short form base shelf prospectus and reference is made to that document for descriptions of such covenants.

Book-Entry System

The Notes of each series will be issued in the form of one or more fully registered global securities (each, a “Global Note”) to be held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”), as depositary and registered in the name of CDS’s nominee. Direct and indirect participants in CDS, including The Depositary Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”), on behalf of their respective accountholders, will record beneficial ownership of the applicable Notes on behalf of their respective accountholders.

DTC, Euroclear and Clearstream, Luxembourg

Noteholders may hold their Notes of either series through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.

DTC, Euroclear and Clearstream, Luxembourg will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in their respective depositaries, which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of CDS. All securities in DTC, Euroclear or Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of a particular series of Notes by persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect transfer of the particular series of Notes on its behalf by delivering such series of Notes through CDS and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to a particular series of Notes held through Euroclear or Clearstream,

Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants, as the case may be, in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

Although the Company will make all payments of principal and interest on the Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, except as set forth below. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars. Holders of Notes held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.

All information in this prospectus supplement on DTC, Euroclear or Clearstream, Luxembourg reflects the Company’s understanding of the policies of such organizations which may change at any time without notice.

Payments

Payments of interest and principal on a Global Note will be made to CDS or its nominee, as the case may be, as registered holder of the particular Global Note. As long as CDS or its nominee is the registered owner of a Global Note, CDS or its nominee, as the case may be, will be considered the sole legal owner of such Global Note for the purposes of receiving payments of interest and principal on the particular series of Notes and for all other purposes under the Indenture and the particular series of Notes other than with respect to the payment of Additional Amounts which will be determined based on amounts received by an applicable Noteholder or beneficial owner of Notes, as described below under the heading “Additional Amounts”. Interest payments on Global Notes will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.

The Company understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Note, will credit participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Notes of either series represented by Global Notes is limited solely and exclusively, while the particular series of Notes are registered in Global Note form, to making payment of any interest and principal due on such Global Note to CDS or its nominee.

If definitive Notes of either series are issued instead of or in place of Global Notes, payments of interest on each definitive Note of each series will be made by electronic funds transfer, if agreed to by the Noteholder of the particular series, or by cheque dated the relevant Interest Payment Date and mailed to the address of such Noteholder appearing in the register maintained by the registrar for the particular series of Notes, at the close of business on the last day of the month immediately preceding the month in which the relevant Interest Payment Date occurs.

The Trustee will act, pursuant to the Indenture, as the registrar and paying agent. Payment of principal at maturity will be made at the principal office of the Trustee in the City of Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Notes of the particular series. If the due date for payment of any amount of principal or interest on any Note is not, at the place of payment, a business day (being a day other than a Saturday, Sunday or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day and the applicable Noteholder shall not be entitled to any further interest or other payment in respect of such delay.

Additional Amounts

All payments made by TELUS under or with respect to the Notes of each series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless TELUS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For each series of Notes, if TELUS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such series of Notes, TELUS will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable Noteholder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable Noteholder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

•

any payment to a Noteholder or beneficial owner who is liable for such Taxes in respect of such Note (1) by reason of such Noteholder or beneficial owner being a person with whom TELUS is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) or (2) by reason of the existence of any present or former connection between such Noteholder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Noteholder or beneficial owner, if such Noteholder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

•

any payment to a Noteholder or beneficial owner who is a “specified shareholder” of TELUS or who does not deal at arm’s length with a “specified shareholder” of TELUS as defined in subsection 18(5) of the Income Tax Act (Canada);

•

any Note presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the Noteholders on or prior to such date, the date on which the full amount of such monies has been paid to the Noteholders, except to the extent that the Noteholder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

•	any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

•

any Taxes imposed as a result of the failure of a Noteholder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the Noteholder or beneficial owner of such Note, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Taxes;

•	any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

•	any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Note to a Noteholder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

Where Tax is payable pursuant to Regulation 803 of the Income Tax Act (Canada) by a Noteholder or beneficial owner of the Notes in respect of any amount payable under the Notes to the Noteholder (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, TELUS will pay to the Noteholder an amount equal to such Tax within 45 days after receiving from the Noteholder a notice containing reasonable particulars of the Tax so payable, provided such Noteholder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

Whenever in the Indenture or in any Note in either series there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Note in either series, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligation to pay Additional Amounts will survive any termination or discharge of the Indenture or the redemption, repayment or purchase of the Notes of either series.

Governing Law

Each of the Indenture and the Notes of each series are governed by, and construed in accordance with, the laws of the Province of Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP, the Notes, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered disability savings plans, registered education savings plans, deferred profit sharing plans (other than trusts governed by deferred profit sharing plans for which any of the employers is the Company or is an employer with whom the Company does not deal at arm’s length, within the meaning of the Tax Act) and tax-free savings accounts (“TFSAs”).

Notwithstanding the foregoing, if a Note is a “prohibited investment” for an RRSP, an RRIF or a TFSA, the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, may be subject to a penalty tax under the Tax Act. Generally, the Notes will not be a “prohibited investment” for an RRSP, an RRIF or a TFSA provided that, for purposes of the Tax Act, the annuitant of the RRSP or RRIF or the holder of the TFSA (as the case may be) (a) deals at arm’s length with the Company and (b) does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Company.

Prospective investors should consult their own tax advisors with respect to the prohibited investment rules, having regard to their particular circumstances.

CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of Notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company (a “Holder”). Notes held by “financial institutions” (as defined in section 142.2 of the Tax Act) will generally not be capital property to such holders and will generally be subject to special rules contained in the Tax Act. This summary does not take into account these special rules and holders to whom these rules may be relevant should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”) and assumes that all Proposed Tax Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Notes should consult their own tax advisors with respect to their own particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be resident in Canada, holds the Notes as capital property, and is not affiliated with the Company (a “Resident Holder”). Generally, the Notes will be capital property to a Resident Holder provided the Resident Holder does not acquire or hold the Notes in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Notes might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making the irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Notes and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, to be capital property. This summary is not applicable to a holder (i) an interest in which is a “tax shelter investment” as defined in the Tax Act, (ii) that has elected to report its Canadian tax results in a currency other than Canadian currency under the “functional currency” rules under the Tax Act, or (iii) that enters into, with respect to the Notes, a “derivative forward agreement” as defined in the Tax Act.

Taxation of Interest on the Notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Note that accrues or is deemed to accrue to the Resident Holder to the end of that taxation year, or becomes receivable or is received by the Resident Holder before the end of that taxation year, to the extent that such amount was not otherwise included in the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual or a trust (other than trusts described in the preceding paragraph), will be required to include in computing its income for a taxation year any interest on a Note that is received or receivable by such Resident Holder in that year (depending upon the method regularly followed by the Resident Holder in computing income), to the extent that such amount was not otherwise included in the Resident Holder’s income for a preceding taxation year.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax on investment income. For this purpose, investment income will generally include interest income.

On a disposition or deemed disposition of a Note, including a redemption, a payment on maturity, or a repurchase, a Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs the amount of interest accrued on the Note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Resident Holder’s income for the taxation year or a preceding taxation year.

In addition, any amount paid by the Company to a Resident Holder as a penalty or bonus because of the repayment of all or part of the principal amount of a Note before its maturity (including as a result of the Company’s exercise of a redemption right or as a result of the Company being required to repurchase the Notes as a result of a Change of Control) will generally be deemed to be interest received by a Resident Holder at that time and will be required to be included in computing the Resident Holder’s income as described above to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, the interest that would have been paid or payable by the Company on the Note for a taxation year ending after that time.

Disposition of Notes

In general, on a disposition or deemed disposition, including a redemption, payment on maturity or repurchase, a Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any amounts included in the Resident Holder’s income on such disposition or deemed disposition as interest, exceed (or are less than) the adjusted cost base of the Note to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition.

Generally, one half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in that year and, subject to and in accordance with the provisions of the Tax Act, one half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains in any particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual or a trust (other than specified trusts) may give rise to a liability for alternative minimum tax.

As discussed above, a Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on investment income. For this purpose, investment income will generally include taxable capital gains.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, a resident of Canada, has not and will not use or hold the Notes in or in the course of carrying on business in Canada, deals at arm’s length with any person resident in Canada to whom the Holder disposes of a Note and is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company or a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm’s length within the meaning of the Tax Act.

Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the Notes to a Non-Resident Holder that deals at arm’s length with the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of a Note, including a redemption, payment on maturity or repurchase. For the purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

No other tax on income or gains under the Tax Act will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty on a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity or repurchase.

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a Note by a U.S. holder (as defined below) that purchases such Note pursuant to, and at the price set forth on the cover of, this prospectus supplement and holds the Note as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the Code, regulations of the Treasury Department promulgated or proposed thereunder, administrative pronouncements, and judicial decisions, all as currently in effect and all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not describe all of the U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions; insurance companies; traders or dealers in securities or currencies; partnerships and their partners; regulated investment companies; real estate investment trusts; tax-exempt organizations; persons holding a Note as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; persons subject to the alternative minimum tax; U.S. expatriates; or persons having a functional currency other than the U.S. dollar.

For purposes of this summary, a “U.S. holder” is a beneficial owner of a Note that is (i) an individual who is a citizen or resident alien of the U.S. as determined for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the law of the U.S., any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that elected to be subject to tax as a United States person under the Code.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a Note, the tax treatment of the partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that own a Note should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Prospective investors should consult their own tax advisors with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Payment of Interest

In general, each payment of interest (including any Additional Amounts) on a Note will be included in the gross income of a U.S. holder as ordinary income at the time it is accrued or received, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

A U.S. holder that uses the cash method of tax accounting will be required to include in income the U.S. dollar value of each Canadian dollar interest payment based on the spot rate of exchange on the date such interest payment is received, regardless of whether the payment is converted into U.S. dollars. If the interest payment is converted upon the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the interest income.

A U.S. holder that uses the accrual method of tax accounting will generally be required to include interest income on the Note in Canadian dollars and translate such accrued interest income into U.S. dollars at the average exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). Such a holder will recognize exchange gain or loss with respect to any accrued interest income on the date that payment in respect of such interest income is received in an amount equal to the difference between (i) the U.S. dollar value of such payment, based on the spot rate of exchange on the date such payment is received, and (ii) the U.S. dollar value of the amount of interest income accrued in respect of such payment. Any such foreign currency gain or loss will generally be treated as U.S. source ordinary income or loss. Notwithstanding the rule regarding the translation of accrued interest income described above, an accrual method U.S. holder may elect to translate accrued interest income using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year). If such election is made and the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. holder may translate such interest using the spot rate in effect on the date of such receipt. This election must be applied consistently to all debt instruments from year to year and cannot be changed without consent of the U.S. Internal Revenue Service (the “IRS”).

Sale, Exchange, Redemption or Other Taxable Disposition of a Note

Upon the sale, exchange, redemption or other taxable disposition of a Note, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized on such disposition (other than (a) amounts attributable to accrued interest not previously included in income, which will be subject to tax as foreign source interest income, as discussed above, and (b) exchange gain or loss with respect to the principal amount of the Note, as discussed below) and (ii) such holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note will generally be the U.S. dollar value of the Canadian dollar purchase price on the date of purchase calculated at the spot rate of exchange on that date. A U.S. holder that purchases a Note with previously owned Canadian dollars will generally recognize gain or loss in an amount equal to the difference, if any, between such holder’s tax basis in such Canadian dollars and the U.S. fair market value of such Note on the date of purchase. Any such gain or loss will generally be ordinary income or loss and will not be treated as interest income or expense. The conversion of U.S. dollars into Canadian dollars and the immediate use of those Canadian dollars to purchase a Note will generally not result in a taxable gain or loss to the U.S. holder. Upon the sale, exchange, redemption, or other taxable disposition of a Note for Canadian dollars, the amount realized by a U.S. holder will be the U.S. dollar value of the Canadian dollars received calculated at the spot rate of exchange on the date of disposition.

Except as discussed below in connection with foreign currency gain or loss on a sale, exchange, redemption, or other taxable disposition of a Note, such gain or loss attributable to the sale, exchange, redemption, or other taxable disposition of a Note will be long-term gain or loss if the U.S. holder’s holding period for the Note exceeds one year. Gain or loss, if any, recognized by a U.S. holder will generally be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit limitation purposes. For non-corporate U.S. holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations under the Code.

U.S. holders are required to recognize any gain or loss attributable to changes in currency exchange rates upon the sale, exchange, redemption, or other taxable disposition of a Note. Such gain or loss will be subject to tax as U.S. source ordinary income or loss. Exchange gain or loss with respect to the principal amount of a Note will generally equal the difference between: (i) the U.S. dollar value of the Canadian dollar purchase price of the Note determined using the spot exchange rate on the date of the sale, exchange, redemption, or other taxable disposition, and (ii) the U.S. dollar value of the Canadian dollar purchase price of the Note, determined using the spot exchange rate on the date the U.S. holder purchased the Note. Such gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. holder on a sale, exchange, redemption, or other taxable disposition of the Note.

Notes Subject to Contingencies

In certain circumstances (see “Details of the Offering – Tax Redemption;” and “Details of the Offering—Change of Control”), the Company may be obligated to pay a U.S. holder additional amounts in excess of stated interest or principal on the Notes. It is possible that the Company’s obligation to make additional payments on the Notes could implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the Notes were characterized as contingent payment debt instruments, a U.S. holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

The Company intends to take the position that the likelihood of additional payments on the Notes is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. The Company’s determination that these contingencies are remote is binding on a U.S. holder unless the holder discloses its contrary position in the manner required by applicable Treasury regulations. The Company’s determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder might be required to treat income realized on the taxable disposition of a Note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of income recognized by a U.S. holder. If any contingent amounts are in fact paid, a U.S. holder will be required to recognize such amounts as income.

This disclosure assumes that the Company’s determination that the contingencies are remote is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. U.S. holders are urged to consult their tax advisor regarding the possible application of the contingent payment debt instrument rules to the Notes.

Backup Withholding and Reporting Obligations

A U.S. holder may be subject to backup withholding with respect to payments received from certain U.S. paying agents of principal and interest made on a Note, or the proceeds of a sale or exchange of a Note before maturity, unless such U.S. holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number (“TIN”), certifies, under penalties of perjury, that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with a correct TIN or an adequate basis for exemption may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and will be credited against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain U.S. holders that are individuals are required to report information relating to an interest in a note, subject to certain exceptions (including an exception for a note held in accounts maintained by certain financial institutions, such as a U.S. brokerage account). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition of the notes.

Additional Tax on Passive Income

U.S. holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition a Note.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under an agreement dated September 10, 2014 between the Agents and the Company (the “Agency Agreement”), the Agents have agreed to act as agents of the Company to offer the Notes of each series for sale to the public on a best efforts basis, if, as and when issued by the Company, subject to compliance with all necessary legal requirements and in accordance with the terms and conditions of the Agency Agreement. The offering price of the Notes of each series was established by negotiation between the Company and the Agents. The Agents will receive a fee equal to $4.00 for each $1,000 principal amount of Series CQ Notes sold, and a fee equal to $5.00 for each $1,000 principal amount of Series CR Notes sold.

The obligations of the Agents under the Agency Agreement may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Notes of each series offered under this prospectus supplement, the Agents will not be obligated to purchase any Notes of either series which are not sold.

This Offering is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Agents may offer the Notes of either series outside Canada and the United States. No sales will be effected in any province of Canada by any Agent not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.

The Notes of each series are offered subject to certain conditions, including the right of the Company to reject orders in whole or in part.

In connection with this Offering, the Agents may, subject to applicable laws, effect transactions that are intended to stabilize or maintain the market price of the Notes of each series at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Company and the Agents have agreed to indemnify each other against certain liabilities, including liabilities under Canadian provincial securities legislation and the U.S. Securities Act of 1933, as amended. There is no public market for the Notes of either series and the Company does not intend to list the Notes of either series on any exchange.

Each of the Agents, other than Canaccord Genuity Corp., is an affiliate of a financial institution which is a lender to the Company under the 2014 Credit Facility. Consequently, the Company may be considered to be a connected issuer of each Agent other than Canaccord Genuity Corp. for purposes of securities legislation of the provinces of Canada.

The 2014 Credit Facility consists of a $2.25 billion unsecured revolving credit facility maturing May 31, 2019 (as of June 30, 2014, no amounts were drawn on the 2014 Credit Facility, but approximately $697 million was utilized to backstop outstanding commercial paper). Approximately $120 million of indebtedness was drawn from the 2014 Credit Facility on September 8, 2014 to fund a portion of the redemption price of the Series CE Notes. TELUS is and has been in compliance with the terms of the 2014 Credit Facility. None of the lenders under the 2014 Credit Facility or the Agents were involved in the Company’s decision to distribute the Notes offered hereby. The Agents negotiated the terms and conditions of this Offering and will not benefit in any manner from this Offering other than the payment of their fees as described above. The net proceeds will be used to repay indebtedness consisting of (a) advances on the 2014 Credit Facility and commercial paper issued to fund a substantial portion of the redemption of the Company’s $500 million Series CE Notes, and (b) other outstanding commercial paper, which was originally incurred for general corporate purposes. The syndicate of financial institutions under the 2014 Credit Facility, each of whom is an affiliate of an Agent (other than

Canaccord Genuity Corp.) will benefit from this Offering since the net proceeds of this Offering will be used to repay the approximately $120 million of indebtedness drawn from the 2014 Credit Facility on September 8, 2014 to fund a portion of the redemption price of the Series CE Notes. The proceeds of this Offering will not be applied for the benefit of the Agents or their affiliates, other than as described above.

As described above, the net proceeds of this Offering will be used to repay indebtedness of the Company under the 2014 Credit Facility and the Company’s outstanding commercial paper. Certain affiliates of the Agents are lenders under the 2014 Credit Facility and may also be holders of such commercial paper. As a result, one or more affiliates of the Agents may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Certain of the Agents and their respective affiliates may have in the past performed, and may in the future perform, various financial advisory, investment banking and commercial lending services for TELUS and its affiliates in the ordinary course of business, for which they have received and will receive customary fees and commissions.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP, Toronto, Ontario, the Company’s Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Company’s U.S. counsel, and on behalf of the Agents by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York, the Agents’ Canadian and U.S. counsel. The partners and associates of each of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, 1055 Dunsmuir Street, Suite 2800, Vancouver, British Columbia V7X 1P4. Deloitte LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Registers for the registration and transfer of the Notes issued in registered form will be kept at the principal offices of the Trustee in the City of Calgary, Alberta.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 15, 2013

TELUS Corporation

$3,000,000,000

Debt Securities Preferred Shares Common Shares Warrants to Purchase Equity Securities Warrants to Purchase Debt Securities Share Purchase Contracts Share Purchase or Equity Units

TELUS Corporation (“TELUS” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares or common shares (collectively, the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the “Securities”) of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of common shares of TELUS (“Common Shares”), the number of Common Shares offered and the offering price; (iii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of share purchase contracts, the designation, number and terms of the Equity Securities to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; and (vi) in the case of share purchase or equity units, the terms of the component share purchase contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the share purchase contract by the Debt Securities or third party obligations and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

TELUS has filed an undertaking with the British Columbia Securities Commission that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada noon rate of exchange of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Securities.

TELUS is incorporated under the laws of the Province of British Columbia. It maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia, V6B 3K9.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Brian Canfield, a director of the Company who is signing the certificate attached hereto under Part 5 of National Instrument 41-101, resides outside of Canada. Although Mr. Canfield has appointed TELUS Corporation, Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 as his agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Canfield.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “T” and the New York Stock Exchange (the “NYSE”) under the symbol “TU”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

Unless the context otherwise indicates, references in this Prospectus to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, which have been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated March 15, 2013 for the year ended December 31, 2012;

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2012 and December 31, 2011, together with the report of the independent registered chartered accountants thereon and the notes thereto;

(c)	Management’s Discussion and Analysis of financial results for the year ended December 31, 2012;

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month and nine-month periods ended September 30, 2013 and September 30, 2012 together with the notes thereto;

(e)	Management’s Discussion and Analysis of financial results for the three-month and nine-month periods ended September 30, 2013;

(f)	the information circular dated March 13, 2013 prepared in connection with the Company’s annual and special meeting held on May 9, 2013;

(g)	the information circular dated March 22, 2012 prepared in connection with the Company’s annual and special meeting held on May 9, 2012;

(h)	the information circular dated August 30, 2012 prepared in connection with the Company’s class meeting of the holders of non-voting shares (the “Non-Voting Shares”) and a general meeting of the Company held on October 17, 2012; and

(i)	the material change report of the Company dated February 7, 2013 announcing the completion of the Company’s exchange of its Non-Voting Shares into Common Shares on a one-for-one basis.

Any documents of the types referred to above, and similar material, together with any material change reports (excluding confidential reports), business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any Report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying Management’s Discussion and Analysis, and material change reports filed prior to the commencement of the Company’s financial year in which the new annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying Management’s Discussion and Analysis being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying Management’s Discussion and Analysis filed prior to the new interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Copies of such material can be obtained at prescribed rates from such public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, such materials are also available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the New York Stock Exchange and reports and other information concerning TELUS can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

REFERENCE TO CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

FORWARD-LOOKING STATEMENTS

This Prospectus, together with the documents incorporated by reference herein, contain forward-looking statements about expected future events and the financial and operating performance of TELUS. Forward-looking statements include, but are not limited to, statements relating to annual guidance and updates, the Company’s multi-year dividend growth program, the Company’s multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words such as “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions, as well as risk factors and CEO goals, are described in the Company’s Management’s Discussion and Analysis of financial results in respect of the Company’s most recent annual financial statements and in Management`s Discussion and Analysis of financial results in respect of the Company`s interim financial statements filed thereafter. Factors that could cause actual performance to differ materially include, but are not limited to:

•

Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (“AWS”) entrants, cable-TV providers, other communications companies and emerging over-the-top (“OTT”) services; active price and brand competition; the Company’s ability to continue to retain customers through an enhanced customer service experience; network access line (“NAL”) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (“ARPU”) from promotional activity from competitors, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost.

•

Regulatory approvals and developments including: the federal government’s stated intention to reduce roaming costs on wireless networks in Canada and to require further unbundling of TV channels; future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the Canadian Radio-television and Telecommunications Commission (“CRTC”) review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premise facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of the Common Shares; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; potential conflicts between non-harmonized provincial consumer protection legislation and the new CRTC mandatory national wireless code, which is effective

December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the wireless code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the wireless code.

•

Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may cannibalize TV and entertainment services.

•

Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband and wireless small cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (“LTE”) wireless technology; the Company’s spectrum deficiency in certain geographical areas and the need to obtain additional spectrum licences through auctions or from third parties; dependence of TELUS’s rural LTE roll-out strategy on acquiring spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (“IDCs”) and realizing the expected benefits); timing of decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks, availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depends on third-party suppliers.

•

Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; pension investment returns and funding; and Canada-U.S. dollar exchange rates.

•

Capital expenditure levels, as well as potential outlays for spectrum licences in future auctions or from third parties, due to the Company’s wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and Industry Canada wireless spectrum auctions for the 700 MHz band currently expected to commence in January 2014 and the 2,500-2,690 MHz bands currently expected in late 2014 or early 2015.

•	Financing and debt requirements including the ability to carry out refinancing activities.

•

Ability to sustain dividend growth program of circa 10% per annum through 2016, and the ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, the Company’s earnings and free cash flow and capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to the Company’s Board of Director’s assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in the Company’s intention to purchase shares, and the assessment and determination of the Company’s Board of Directors from time to time.

•	Human resource matters including recruitment, retention and appropriate training in a highly competitive industry.

•

Ability to successfully implement cost reduction initiatives and realize planned savings net of restructuring and other like costs, without losing customer service focus or negatively impacting client care. Initiatives include: the Company’s earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (“EBITDA”) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•

Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; the Company’s ability to successfully manage operations in foreign jurisdictions; and real estate joint venture development risks.

•

Tax matters including: a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible increases in corporate income tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners and international tax complexity and compliance.

•

Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and the effectiveness of business continuity and disaster recovery plans and responses.

•	Acquisitions or divestitures including the ability to successfully integrate acquisitions or complete divestitures in a timely manner, and to realize expected strategic benefits.

•

Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in the Company’s reports and public disclosure documents including the Company’s annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at www.sedar.com) and in its filings with the SEC in the United States, including Form 40-F (on EDGAR at www.sec.gov).

For further information, see the section entitled “Risks and risk management” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2012, as well as updates in Management’s Discussion and Analysis of financial results for the period ended September 30, 2013.

TELUS CORPORATION

TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On May 9, 2013, TELUS amended its Articles and Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure of the Company and increased the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, and to incorporate certain “housekeeping” or administrative amendments. TELUS maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia and its executive office at Floor 8, 555 Robson Street, Vancouver, British Columbia.

TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television.

USE OF PROCEEDS

Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2012 and September 30, 2013. The earnings coverage ratio refers to the ratio of (i) consolidated net income attributable to equity shares before borrowing costs and income taxes, and (ii) borrowing costs.

For the 12-month periods ended December 31, 2012 and September 30, 2013, the Company’s consolidated net income attributable to equity shares before borrowing costs and income taxes was $2,130 million and $2,120 million, respectively. Borrowing costs for each of these 12-month periods was $392 million and $388 million, respectively.

Twelve-month periods ended	December 31, 2012	September 30, 2013
Earnings coverage ratios	5.4 times	5.5 times

The earnings coverage ratio at December 31, 2012 gives a pro forma effect to the issuance, repayment and redemption of all long-term debt of the Company from the date of the December 31, 2012 financial statements to September 30, 2013. The earnings coverage ratios set out above do not give effect to any offering of Securities pursuant to this Prospectus and do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended September 30, 2013 is based on unaudited financial information.

PRIOR SALES

The information presented below in respect of the number and weighted average price of shares has been adjusted to reflect the Company’s two-for-one stock split effected on April 16, 2013, and aggregates actual post-split information with information for the period before April 16 adjusted to take into account the two-for-one stock split. Pursuant to the Company’s various employee stock option plans, during the 12 month period before the date of this Prospectus, the Company issued 438,972 Non-Voting Shares on the exercise of 1,215,612 options at a weighted average price of $18.50 per share and issued 2,386,263 Common Shares on the exercise of 5,195,956 options at a weighted average price of $17.68 per share. On December 11, 2012, the Company issued 3.35% notes Series CJ due March 25, 2023 in an aggregate principal amount of $500 million. On February 4, 2013, the Company exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis resulting in the issuance of 302 million Common Shares. On April 1, 2013, the Company issued 3.35% notes Series CK due April 1, 2024 in an aggregate principal amount of $1.1 billion and 4.40% notes Series CL due April 1, 2043 in an aggregate principal amount of $600 million.

MARKET PRICE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the symbol “T” and the NYSE under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

Common Shares(1)

	Price Range		Volume
	High	Low
	($)	($)
2012
November	65.60	63.06	35,910,652
December	65.93	64.19	10,368,023

2013
January	67.39	64.05	11,292,020
February	70.89	66.00	15,774,711
March	71.47	68.41	14,864,640
April(2)	70.56	35.46	17,862,493
May	37.69	36.10	25,939,864
June	35.81	29.82	61,572,035
July	31.95	30.65	42,031,015
August	33.10	30.63	39,337,587
September	35.56	33.15	40,755,570
October	36.84	33.73	24,457,926
November 1-14	37.26	36.15	12,902,772

Notes:

(1)	The Non-Voting Shares were exchanged for Common Shares as part of a plan of arrangement and were delisted from the NYSE on February 4, 2013 and the TSX on February 8, 2013.
(2)	On March 14, 2013, TELUS announced that its board of directors approved a two-for-one stock split of the outstanding Common Shares. On April 16, 2013, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of April 15, 2013.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities will be issued under an indenture dated May 22, 2001 (the “Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Trustee”), as supplemented by supplemental indentures applicable to specific Debt Securities (together with the Trust Indenture, the “Indenture”). The following summary of certain provisions of the Trust Indenture does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture and any applicable supplemental indentures. All capitalized terms are as defined in the Trust Indenture (unless otherwise defined herein).

General

The Trust Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of September 30, 2013, $6,000 million principal amount of Debt Securities are outstanding under the Trust Indenture.

The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

(i)	the designation, aggregate principal amount and denominations of such Debt Securities;

(ii)	the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)	the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(v)	whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)	the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)	the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)	any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)	any additional covenants included for the benefit of holders of such Debt Securities;

(x)	the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(xi)	any additional events of default provided with respect to such Debt Securities;

(xii)	any exchange on which Debt Securities of a series will be listed;

(xiii)	terms for any conversion or exchange into other securities;

(xiv)	subordination terms, if any, of the Debt Securities of such series;

(xv)	any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xvi)	any other terms of such Debt Securities.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any on) Debt Securities will be made in the designated currency against surrender of such Debt Securities at the place or places specified in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person (as defined below) in whose name such Debt Security is registered at the close of business on the record date for such interest and may be made by electronic funds transfer.

Negative Pledge

The Trust Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined under “– Certain Definitions” below) to, create or assume any Lien (as defined under “– Certain Definitions” below) (other than Permitted Liens (as defined herein)) upon any present or future Principal Property (as defined under “– Certain Definitions” below), or any Property (as defined under “– Certain Definitions” below), which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined under “– Certain Definitions” below) of the Company or a Restricted Subsidiary (the “Negative Pledge”) unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking at least equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

The restrictions set forth above shall not apply to “Permitted Liens”, which are defined in the Trust Indenture to include:

(i)	with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined below) for such series;

(ii)	Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)	Liens on any Property, including any improvements from time to time on such property, existing at the time such Property is acquired by the Company or a Restricted Subsidiary, including any acquisition by means of amalgamation, consolidation or merger, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)	Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)

Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any province, state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)	Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Permitted Lien pursuant to the Trust Indenture; provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii)	any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined under “– Certain Definitions” below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined under “– Certain Definitions” below);

(viii)	any interest or title of a lessor in the property subject to any capitalized lease or operating lease; and

(ix)	any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions

Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined under “– Certain Definitions” below), except for:

(i)	any Sale and Lease-Back Transaction constituting a Permitted Lien under the Trust Indenture (other than clause (vii) or (viii)) under “Negative Pledge” above;

(ii)	any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above or (iii) below, and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described under “Negative Pledge” above, to incur Indebtedness secured by a Lien on the applicable Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this clause (ii) being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)	any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (a) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate of the Company, or (b) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

Modification of the Trust Indenture

With certain exceptions, the Trust Indenture, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting; but no such modification may be made which would: (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise); (ii) change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

Events of Default

The Trust Indenture provides that an event of default with respect to any series of Debt Securities means any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgement, decree or order of any government authority):

(i)	a default in the payment by the Company of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Indenture;

(ii)	a default in the payment by the Company of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(iii)	a default by the Company in the performance of or breach of any other covenant or agreement of the Company with respect to such series of Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(iv)	if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and, if it is capable of being corrected with reference to the presently existing facts and circumstances, such representation or warranty is not corrected within 60 days after written notice to the Company by the Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(v)	any failure by the Company or any Subsidiary to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of US$75 million (or its equivalent in any other currency or currencies), or any default occurs in respect of any Indebtedness of the Company or any Subsidiary in respect of any series of Debt Securities having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity;

(vi)	a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or

(vii)	certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary.

The Company is required to file with the Trustee an annual officers’ certificate as to the absence of certain defaults under the Trust Indenture.

The Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.

The Trust Indenture further provides that if an event of default specified in clause (vii) above in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.

The Trust Indenture contains a provision entitling the Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Trust Indenture at the request of such holders. The Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Trust Indenture except in the case of failure of the Trustee to act.

Defeasance

Defeasance of Certain Obligations

If the supplement to the Trust Indenture so provides, the Company may elect, with respect to any series of Debt Securities, either to be (a) discharged from its obligations in respect of such Debt Securities, or (b) released from its obligations under positive and negative covenants (other than its covenant to maintain its existence and pay the principal, premium, interest and other amounts on such Debt Securities) and the occurrence of certain events will be deemed not to be or result in a default or event of default. Following such election, the Company will be so discharged or released, provided:

(i)	the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Indenture with respect to the Debt Securities of the series affected, and free and clear of any Lien, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest and other amounts on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable;

(ii)	the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company’s obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred;

(iii)	such defeasance will not result in a breach or violation of, or constitute a default under, the Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(iv)	no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit;

(v)	if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and

(vi)	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Other Defeasance Arrangements

If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the Trustee of funds or obligations of the type referred to under “– Defeasance of Certain Obligations” above. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.

Amalgamation, Consolidation, Conveyance, Transfer or Lease

The Trust Indenture provides that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, sale, transfer or lease of its Property substantially as an entirety, unless, in such case:

(i)	the Person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such Person being referred to as the “Successor Corporation”) is a corporation organized and validly existing under the laws of Canada or any province thereof;

(ii)	the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Indenture;

(iii)	after giving effect to such transaction no default or event of default is or will be occurring under the Trust Indenture or in respect of the Debt Securities of any series; and

(iv)	the Company delivers to the Trustee an officer’s certificate and opinion of counsel confirming that the foregoing conditions have been met.

Governing Law

The Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Attributable Debt” shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis that any sublessee has for all or part of the same property.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles consistently applied.

“Capital Lease Obligations” means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

“Closing Date” means the date on which the Debt Securities are issued.

“Consolidated Net Tangible Assets” means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS’ most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

“Indebtedness” means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

“Principal Property” means at any time any Property which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

“Restricted Subsidiary” means (a) TELUS Communications Inc. and (b) at any time any other Subsidiary of TELUS, if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

“Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

“Subsidiary” means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the “First Preferred Shares”), second preferred shares (the “Second Preferred Shares”) and up to 2,000,000,000 Common Shares. Certain of the rights and attributes of each class are described below.

First Preferred Shares

Shares Issuable in Series

The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights

Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.

Second Preferred Shares

Shares Issuable in Series

The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights

Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.

Common Shares

Priority

The holders of Common Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares, without preference or distinction.

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

Ownership and Voting Restrictions

Non-Canadian persons shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage (as defined below) of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”). The Restricted Percentage is the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadian persons without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

The power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time (collectively, the “Applicable Regulations”) or in the articles of the Company. The Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or the articles of the Company, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act or, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who: (1) is or proposes to be a registered holder of voting shares of the Company; (2) holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder; (3) subscribes for voting shares of the Company; (4) requests registration of a transfer of voting shares of the Company; (5) requests a change in registration of voting shares of the Company; or (6) elects to convert or exchange any securities into or for voting shares of the Company, to file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to the articles of the Company shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

Notwithstanding any other provision of the articles of the Company or the rules or operating procedures established pursuant to the articles of the Company, a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in the articles of the Company or the Applicable Regulations. For greater certainty but without limiting the generality of the foregoing: (1) no transfer, issue or ownership of, and no title to, voting shares of the Company; (2) no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and (3) no act of the Company, including any transfer of property to or by the Company, shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.

In administering the ownership restriction provisions of the articles of the Company and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on, among other things, the Company’s central securities register.

The ownership restriction provisions of the articles of the Company shall cease to be binding on the Company and its shareholders upon the repeal of the Applicable Regulations, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.

TELUS Shareholder Rights Plan

TELUS first adopted a shareholder rights plan in March 2000. In May 2010, the holders of the Common Shares and Non-Voting Shares ratified a substantially similar shareholder rights plan. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the shareholder rights plan (the “Rights Plan”), which among other things, reflects the elimination of the Non-Voting Share class from TELUS’ authorized share structure. Under the Rights Plan, TELUS issued one right (a “Right”) in respect of each Common Share outstanding as at such date. The Rights Plan expires upon the conclusion of TELUS’ annual meeting in 2019 and is subject to shareholder confirmation every three years. The Rights will separate from the Common Shares and will be exercisable eight trading days after a person has acquired, or commences to acquire, 20% or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares (as defined in the Rights Plan), other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of Common Shares for $160 (i.e. at a 50% discount).

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Equity Warrants;

(ii)	the price at which the Equity Warrants will be offered;

(iii)	the currency or currencies in which the Equity Warrants will be offered;

(iv)	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

(v)	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(vi)	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

(vii)	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(viii)	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(ix)	whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(x)	material United States and Canadian tax consequences of owning the Equity Warrants; and

(xi)	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(i)	the designation and aggregate number of Debt Warrants;

(ii)	the price at which the Debt Warrants will be offered;

(iii)	the currency or currencies in which the Debt Warrants will be offered;

(iv)	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(v)	the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vi)	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(vii)	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

(viii)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(ix)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(x)	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

(xi)	material United States and Canadian tax consequences of owning the Debt Warrants; and

(xii)	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

AND SHARE PURCHASE OR EQUITY UNITS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

Original purchasers of Share Purchase Contracts or Share Purchase or Equity Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Share Purchase Contract or Share Purchase or Equity Unit. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Share Purchase Contracts or Share Purchase or Equity Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Share Purchase Contracts or Share Purchase or Equity Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

RISK FACTORS

Prospective investors in the Securities should consider carefully the matters set forth in the section entitled “Risks and risk management” in Management’s Discussion and Analysis of financial results in respect of the Company’s most recent annual financial statements and in Management’s Discussion and Analysis of financial results in respect of the Company’s interim financial statements filed thereafter, each of which is incorporated by reference in this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York for the Company.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; powers of attorney from directors and officers of the Company; and the Indenture. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

CERTIFICATE OF TELUS CORPORATION

Dated: November 15, 2013

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada.

(Signed) DARREN ENTWISTLE President and Chief Executive Officer	(Signed) JOHN GOSSLING Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) BRIAN A. CANFIELD Director	(Signed) WILLIAM A. MACKINNON Director

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